UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________________
FORM 8-K
 _____________________________________________
Current Report
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) September 18, 2018
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Marathon Petroleum Corporation
(Exact name of registrant as specified in its charter)
 _____________________________________________

Delaware	001-35054	27-1284632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

539 South Main Street Findlay, Ohio	45840
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code:
(419) 422-2121
(Former name or former address, if changed since last report.)
 _____________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.
On September 18, 2018, Marathon Petroleum Corporation, a Delaware corporation (“we,” “MPC” or the “Company”), entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”), by and among the Company, Andeavor, a Delaware corporation (“Andeavor”), Mahi Inc., a Delaware corporation (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company (“Merger Sub 2”). The Second Amendment amended the Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Merger Agreement”), by and among the Company, Andeavor, Merger Sub 1 and Merger Sub 2.

The Second Amendment amended the Merger Agreement to name the four persons to be appointed to MPC’s board of directors (the “MPC Board”) on the date of the effective time of the Merger (the “Closing Date”). Pursuant to the Merger Agreement, as amended by the Second Amendment, the following persons have been identified by Andeavor to be appointed to the MPC Board: Gregory J. Goff, Susan Tomasky, Edward G. Galante and Kim K.W. Rucker (the “New Parent Directors”). As amended, the Merger Agreement requires that the New Parent Directors be appointed to the MPC Board on the Closing Date in director classes to be agreed by the parties thereto between April 29, 2018 and the Closing Date, and, subject to fiduciary obligations under applicable law, that MPC shall use its reasonable best efforts to cause such individuals to be elected to the MPC Board at the first annual meeting of its stockholders at which such director is eligible for election. If MPC is not able to increase the size of the MPC Board by charter amendment, it is required to cause a sufficient number of members of the MPC Board to resign as directors in order to allow all of the New Parent Directors to be appointed to the MPC Board on the Closing Date.

Other than as expressly modified pursuant to the Second Amendment, the Merger Agreement remains in full force and effect as originally executed on April 29, 2018 and subsequently amended on July 3, 2018. The foregoing description of the Second Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01	Other Events.
Supplemental Disclosures to Definitive Proxy Statement
On August 3, 2018, we filed with the Securities and Exchange Commission a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the special meeting of MPC shareholders scheduled to be held on September 24, 2018 in connection with the Merger. This supplemental information to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement.

The following language will be updated in all of its instances in connection with Andeavor’s identification and recommendation to MPC of the New Parent Directors.

Each instance of “four current members of the Andeavor board” or “four members of the current Andeavor board” in the Definitive Proxy Statement shall be replaced with “Gregory J. Goff, Susan Tomasky, Edward G. Galante and Kim K.W. Rucker” and to the extent the phrase “who will be identified by Andeavor prior to the closing date of the merger” or “who will be identified by Andeavor between April 29, 2018 and prior to the closing date of the merger” appears directly after such phrase in the Definitive Proxy Statement, such additional language shall be deleted.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

2.1	Second Amendment to Agreement and Plan of Merger, dated as of September 18, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC.
99.1	Consent of Gregory J. Goff
99.2	Consent of Susan Tomasky
99.3	Consent of Edward G. Galante
99.4	Consent of Kim K.W. Rucker

Forward-looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor ("ANDV") and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC's share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.
Additional Information and Where to Find It
In connection with the proposed transaction, MPC and ANDV have filed relevant materials with the SEC, including MPC’s registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus was mailed to stockholders of MPC and ANDV. Investors and security holders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV's Investor Relations at 210.626.4757.
Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV's participants is set forth in the proxy statement, filed March 15, 2018, for ANDV's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Corporation

Date: September 18, 2018	By:	/s/ Molly R. Benson
Name: Molly R. Benson
Title: Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary